UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
----------------------------------------
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated April 4, 2011, announcing the sale of the Company's vessel the Front Leader and the Company's expected receipt of termination compensation payment from Frontline.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL – Sale of vessel and charter termination compensation from Frontline

Press release from Ship Finance International Limited, April 4, 2011

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the 20-year old combination carrier Front Leader to an unrelated third party and has simultaneously agreed to terminate the corresponding charter party with a subsidiary of Frontline Ltd. ("Frontline").

Delivery to the new owner is expected to be in April 2011 and Ship Finance expects to receive net proceeds of approximately $18.3 million including $7.7 million charter termination compensation payment from Frontline. As a result of the sale, the Company expects to record a book gain of approximately $2.0 million in the second quarter of 2011.

April 4, 2011

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

 Questions should be directed to:

Investor and Analyst Contacts:
Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg, Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 71 vessels, including 28 crude oil tankers (VLCC and Suezmax), two chemical tankers, seven oil/bulk/ore vessels, 12 drybulk carriers including nine newbuildings, 11 container vessels, six offshore supply vessels, two jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.
More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: April 4, 2011	By: /s/ Ole B. Hjertaker_____________
Name: Ole B. Hjertaker
Title: Chief Executive Officer, Ship Finance Management AS